Exhibit 12

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                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                              (In Thousands)
                                (Unaudited)

                                        Six Months
                                           Ended                   Year Ended December 31,
                                          6/30/94     1993       1992       1991       1990       1989

Earnings available for fixed charges
 Net income                              $248,664   $332,522   $328,800   $232,146   $202,180   $226,109
 Less:
   Undistributed earnings and losses
    of less than 50% owned affiliates     (12,140)   (20,232)   (32,526)    (8,890)   (15,468)     5,809
   Capitalized interest of nonregulated
    companies                              (5,465)   (25,434)   (66,401)   (36,537)    (8,145)    (5,107)
 Add:
   Fixed charges (1)                      212,243    471,278    452,014    454,607    425,177    428,579
   Minority interest                       12,894     27,605     17,632      7,210      7,129        335
   Income tax expense                     102,871    148,104     88,630    105,859     62,739     71,850
     Total                               $559,067   $933,843   $788,149   $754,395   $673,612   $727,575

Fixed Charges
 Interest expense (1)                    $192,146   $436,211   $430,406   $425,945   $400,548   $405,013
 Rental expense representative of
  interest factor                          20,097     35,067     21,608     28,662     24,629     23,566
     Total                               $212,243   $471,278   $452,014   $454,607   $425,177   $428,579

Ratio of earnings to fixed charges           2.63       1.98       1.74       1.66       1.58       1.70

 (1) Amounts exclude costs incurred on sales of accounts receivables.
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